UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of February 2003


 Barak I.T.C. (1995) - The International Telecommunications Services Corp. Ltd.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                 15 Hamelacha Street, Rosh Ha'ayin 48091, Israel
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                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F [ ]   Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]   No [X]



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The following are included in this Report on Form 6-K:


1.   Press Release, dated February 27, 2003












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
                                   SIGNATURES


            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             BARAK I.T.C.  LTD.

Date: February 27, 2003                      By /s/ Larry Akerman
                                                -------------------------------
                                                Larry Akerman
                                                Vice President of Finance














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
                                   BARAK 013

                                                                 BUSINESS NEWS


                 BARAK SHAREHOLDERS CONSIDERING EQUITY INCREASE
                 ----------------------------------------------


           ROSH HA'AYIN, ISRAEL, FEBRUARY 27, 2003 - BARAK I.T.C., a leading Israeli provider of international telecommunications services, today announced that it has reached an agreement in principle with its shareholders and lending banks to provide the Company with additional financing of up to $18.0 million.

Vice President Finance, Larry Akerman, said the funds would be used for the repurchase of Barak's outstanding 12 1/2 percent Notes due in 2007, in accordance with its previously announced repurchase program.

Mr. Akerman stressed that the conditions associated with the transaction are significant, including the ability of the parties to arrive at a definitive contract, and Barak's ability to purchase the Notes at a price it believes is reasonable after taking into consideration market and other relevant conditions. Unless these conditions are met, Mr. Akerman said, the equity increase agreement may not be carried out to its fullest extent.


           BARAK I.T.C. BEGAN OFFERING INTERNATIONAL TELECOMMUNICATIONS SERVICES TO THE ISRAELI PUBLIC IN JULY 1997. THE COMPANY IS ONE OF THREE ISRAELI COMPANIES LICENSED BY THE MINISTRY OF COMMUNICATIONS TO PROVIDE INTERNATIONAL TELECOMMUNICATIONS SERVICES TO THE ISRAELI PUBLIC. ITS SHAREHOLDERS INCLUDE SPRINT CORPORATION, DEUTSCHE TELEKOM AG, FRANCE TELECOM, CLALCOM LTD., A SUBSIDIARY OF ONE OF ISRAEL'S LARGEST HOLDING COMPANIES, AND MATAV-CABLE SYSTEMS MEDIA LTD., A DIVERSIFIED ISRAELI TELECOMMUNICATIONS COMPANY.


(This press release contains forward-looking statements with respect to the Company's business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Barak I.T.C. only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the company, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.)


CONTACTS:
Larry Akerman, VP of Finance                        Marilena LaRosa
Barak I.T.C.                                        The Anne McBride Company
Tel.+972-3-900-1313                                 Tel: 212-983-1702